Exhibit 99.5

TABLE OF CONTENTS

2022-23 Mid-Year Report

Mid-Year Highlights	1

Economic Update	3

Revenue Update	7

Expense Update	10

Public Debt Update	10

Net Debt Update	12

2022-23 Mid-Year Report Government of Saskatchewan November 29, 2022

2022-23 MID-YEAR HIGHLIGHTS

Overview

At mid-year, Saskatchewan’s finances are on track, with higher-than-budgeted non-renewable resource and taxation revenue resulting in a significant surplus forecast for 2022-23.

Resources that belong to all Saskatchewan people are contributing to the province’s improved bottom line, with revenue increases largely the result of high potash and oil prices, as well as higher taxation revenue reflecting solid economic growth. Using higher-than-expected revenue to help people and businesses fight inflation while reducing the province’s debt, is growth that works for everyone.

A surplus of $1.1 billion is forecast at mid-year, up $1.6 billion from budget.

Government’s Four-Point Affordability plan has been implemented, and in early-November, one-time Saskatchewan Affordability Tax Credit (SATC) payments of $500 began to be mailed to residents 18 years and older who filed a 2021 tax return in the province.

In October, gym and fitness memberships and some recreational activities remained Provincial Sales Tax (PST)-free, and small businesses are being helped by the one-year extension of the temporary small business tax rate reduction. The forecast surplus is allowing Government to retire up to $1.0 billion in operating debt, resulting in lower interest costs now and over the medium-term.

Significant investments continue to be made into the priority areas of health care, education, protection of persons and property, social services and assistance and in needed capital projects. Government is committed to careful management of spending, to ensure investments made today are sustainable into the future.

Economy

Saskatchewan’s real Gross Domestic Product (GDP) is expected to grow by 4.7 per cent in 2022, up from the Government of Saskatchewan’s budget forecast of 3.7 per cent growth. The improved outlook is primarily driven by stronger agriculture production as Saskatchewan recovered from the previous year’s drought, a strong labour market, investment growth and high commodity prices, notably for potash and oil.

Saskatchewan’s real GDP is expected to grow by a further 1.4 per cent in 2023, according to the Government’s current forecast. Lower growth projections for 2023 are the result of significant global economic uncertainty related to the market impacts of the prolonged war in Ukraine, ongoing supply chain disruptions, persistent inflation, continued higher interest rates and labour shortages.

Employment is forecast to increase by 21,800 jobs in 2022 compared to 2021, and the unemployment rate is forecast to average 4.9 per cent.

2022-23 ECONOMIC AND FISCAL OVERVIEW

(Millions of Dollars)

	2021-22	2022-23			Mid-Year Change From
	Actuals	Budget	First Quarter	Mid-year	Budget	First Quarter
Revenue	18,136.2	17,157.6	19,172.5	19,509.4	2,351.8	336.9
Expense	19,604.5	17,620.5	18,128.7	18,415.5	795.0	286.8

Surplus (Deficit)	(1,468.3)	(462.9)	1,043.8	1,093.9	1,556.8	50.1

Key Metrics
Public Debt	27,237.0	30,044.5	28,325.5	27,936.0	(2,108.5)	(389.5)
Net Debt	15,488.2	17,539.5	15,241.2	15,170.5	(2,369.0)	(70.7)
Net Debt as % of GDP*	17.5	19.0	15.6	14.6	(4.4)	(1.0)
Economic Forecast
Real GDP Growth (%)*	(0.9)	3.7	4.1	4.7	1.0	0.6
Nominal GDP Growth (%)*	13.1	9.0	13.6	17.5	8.5	3.9

*	Changes are in percentage points

2022-23 Mid-Year Report  1

Revenue

At mid-year, revenue is forecast to increase by $2.4 billion, 13.7 per cent.

The higher revenue forecast is largely due to a $1.4 billion increase in non-renewable resource revenue, reflecting higher potash and oil prices. Taxation revenue is forecast to be up $1.0 billion from budget, the result of stronger-than-budgeted corporate and personal income tax assessments, along with higher PST revenue reflecting stronger economic growth and higher prices. Other own source revenue and federal transfers are also forecast to be higher than at budget.

Revenue increases are partially offset by a forecast $481.2 million decrease from budget for net income from Government Business Enterprises (GBEs), largely the result of lower investment income and higher natural gas prices.

Expense

Expense is forecast to be up $795.0 million from budget, at mid-year.

The higher expense forecast is largely due to the $450.0 million one-time affordability payment to Saskatchewan residents, and $204.3 million due to expected increases in Saskatchewan Crop Insurance indemnities and AgriStability benefits paid in 2021 and 2022.

Other contributions to a higher expense forecast are wildfire costs, support for Ukrainian refugees, Provincial Disaster Assistance Program expense, utilization pressures in the Saskatchewan Prescription Drug Plan and higher-than-budgeted health system expenditures. There are also increases related to federal transit and housing supports, increases to boards of education related to higher maintenance, fuel and insurance costs, higher student enrollment and other pressures.

2022-23 BUDGET UPDATE - MID-YEAR

(Millions of Dollars)				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue
Taxation	8,092.8	8,629.3	9,137.8	1,045.0	508.5
Non-renewable resources	2,910.1	4,767.4	4,305.7	1,395.6	(461.7)
Net income from GBEs*	742.5	208.9	261.3	(481.2)	52.4
Other own-source revenue	2,192.5	2,282.1	2,429.6	237.1	147.5
Transfers from the federal government	3,219.7	3,284.8	3,375.0	155.3	90.2

Total Revenue	17,157.6	19,172.5	19,509.4	2,351.8	336.9

Expense
Agriculture	1,040.1	1,040.1	1,244.4	204.3	204.3
Community development	729.9	737.9	747.5	17.6	9.6
Economic development	327.7	795.8	802.8	475.1	7.0
Education	3,800.4	3,806.1	3,796.3	(4.1)	(9.8)
Environment and natural resources	371.9	358.5	357.7	(14.1)	(0.8)
Financing charges	812.0	801.0	812.2	0.2	11.2
General Government	544.6	535.0	537.4	(7.2)	2.4
Health	6,823.5	6,843.5	6,884.9	61.4	41.4
Protection of persons and property	936.2	976.6	998.1	61.9	21.5
Social services and assistance	1,623.9	1,623.9	1,623.9	—	—
Transportation	610.3	610.3	610.3	—	—

Total Expense	17,620.5	18,128.7	18,415.5	795.0	286.8

Surplus (Deficit)	(462.9)	1,043.8	1,093.9	1,556.8	50.1

*	Government business enterprises

2022-23 Mid-Year Report  2

Higher expenses are partially offset by lower pension costs and lower actuarial losses on pensions, vacancy management savings and lower utilization of child care programming.

Public Debt

Public debt is forecast to be $2.1 billion lower than budgeted. A lower debt forecast is primarily due to the significantly improved 2022-23 financial outlook and return to a surplus, resulting in less borrowing and the ability to retire up to $1 billion in operating debt.

Net Debt

Saskatchewan will continue to have one of the lowest net-debt to GDP ratios in the country. Net debt as a percentage of GDP is now forecast to be 14.6 per cent compared to 19.0 per cent projected in the 2022-23 Budget.

ECONOMIC UPDATE

Saskatchewan’s economy is forecast to grow significantly in 2022, a turnaround from the decline in 2021 which was largely due to the impact of severe drought on the agricultural sector.

Strong commodity prices, notably for potash and oil, and the related increases in the value of exports, a rebound in agricultural production, a strong labour market, and investment growth have contributed to a higher economic growth forecast than projected at budget.

The global economy faces challenges with ongoing war in Ukraine, persistent inflation and rising interest rates, and the growing risk of recession. Nonetheless, aspects of Saskatchewan’s economy are still showing strength.

SASKATCHEWAN FORECAST AT A GLANCE

(Per cent change unless otherwise noted)

	Actual	2022-23 Budget			2022-23 Mid-Year
	2021	2022	2023	2024	2022	2023	2024
Real GDP	(0.9)	3.7	2.5	2.2	4.7	1.4	2.0
Nominal GDP	13.1	9.0	3.7	1.3	17.5	1.1	3.5
CPI	2.6	2.8	2.3	2.0	6.7	3.6	2.1
Employment growth, 000s	14.1	14.8	12.6	13.3	21.8	6.1	5.4
Unemployment rate, %	6.5	5.4	4.9	4.5	4.9	5.5	5.3
Retail sales	14.6	0.5	2.7	1.9	7.6	4.2	4.4

Sources: Statistics Canada and Ministry of Finance

CANADA AND U.S. ECONOMIC ASSUMPTIONS

	Actual	2022-23 Budget			2022-23 Mid-Year
	2021	2022	2023	2024	2022	2023	2024
Canadian real GDP growth%	5.0	3.8	2.5	2.4	3.0	1.2	2.7
U.S real GDP growth %	5.7	4.3	2.6	2.5	1.7	0.9	1.3
Canada CPI growth %	3.4	3.1	2.3	2.1	7.0	3.8	2.2
Canadian short-term interest rate, %	0.13	0.50	1.20	1.60	2.24	3.53	2.61
10-yr Government of Canada bond, %	1.40	1.9	2.3	2.5	2.77	3.05	2.97
Canadian dollar, US cents	79.78	80.6	80.7	80.4	78.0	77.8	77.78

Sources: Statistics Canada, IHS Markit, CBOC, Ministry of Finance

2022-23 Mid-Year Report  3

Key Measures

More people are calling Saskatchewan home. The province’s population reached 1,194,803 as of July 1, 2022, a year-over-year increase of more than 13,000 people.

More people are working in the province. Employment reached 577,400, an increase of 20,400 jobs, up 3.7 per cent in the first ten months of 2022 compared to the first ten months of 2021. Employment is forecast to increase by 21,800 jobs in 2022, compared to 2021.

The unemployment rate decreased from an average of 6.9 per cent to 4.8 per cent, in the first ten months of 2022 compared to the same period in the previous year, which is the third lowest unemployment rate among provinces.

Aspects of Saskatchewan’s economy have some of the highest growth rates to date, in the country. In the first nine months of 2022 wholesale trade was up 53.7 per cent compared to the same period in 2021, the highest rate of growth among provinces.

Saskatchewan has the second highest growth among provinces in international goods exports, 44.6 per cent in the first nine months of 2022, compared to the first nine months of 2021. Growth has been partially driven by energy product exports, which increased by 71.0 per cent in the first nine months of 2022 compared to 2021.

Saskatchewan’s investment in building construction grew by 28.2 per cent in the first nine months of 2022 compared to the same period in the prior year, the second strongest growth among provinces. The increase reflected higher spending in both residential and non-residential construction.

Saskatchewan posted the third highest growth among provinces in manufacturing sales, 29.5 per cent, in the first nine months of 2022, compared to the same period in 2021.

SASKATCHEWAN ECONOMIC INDICATORS IN 2022

(As of Mid-Year)

	Level	% Change	Rank	Canada % Change	Time Period
Population at Jul. 1 (000s)	1,194.8	1.1	8	1.8	July
Employment (000s)*	577.4	3.7	5	4.1	Jan. - Oct.
Unemployment Rate (%)*	4.8	n.a	3rd Lowest	5.4	Jan. - Oct.
Employment Rate (%)*	64.3	n.a	2	61.6	Jan. - Oct.
Consumer Price Index (2002=100)*	153.5	6.6	3rd Lowest	6.9	Jan. - Oct.
Average Weekly Earnings ($)*	1,135.7	3.0	6	3.0	Jan. - Aug.

Retail Sales ($B)**	16.0	7.3	7	9.1	Jan. - Aug.
Wholesale Trade ($B)**	35.1	53.7	1	13.4	Jan. - Sep.
New Motor Vehicle Sales (# of Units)**	31,909	(3.4)	1	(8.8)	Jan. - Sep.
Food Services & Drinking Places Sales ($M)**	1,421.1	15.8	8	32.1	Jan. - Aug.
Manufacturing Sales ($B)**	19.8	29.5	3	20.2	Jan. - Sep.
International Goods Exports ($B)**	38.2	44.6	2	28.2	Jan. - Sep.
Building Permits ($B)**	1.7	32.4	2	11.8	Jan. - Sep.
Housing Starts (# of Units)**	3,258.0	(0.2)	5	(4.0)	Q1-Q3
Investment in Building Construction ($B)**	3.6	28.2	2	12.2	Jan. - Sep.
Residential ($B)**	2.7	27.3	2	11.7	Jan. - Sep.
Non-residential ($B)**	0.9	31.2	3	13.8	Jan. - Sep.

Source: Statistics Canada, November 2022

*	Year to date average
**	Year to date total

2022-23 Mid-Year Report  4

Non-renewable resources

Oil price increases in 2022 have been driven by robust global demand as well as supply shortages, resulting in a strong year for Saskatchewan’s oil and gas industry.

The average benchmark West Texas Intermediate (WTI) oil price has increased to an average of US$96.98 per barrel from January through to the end of October 2022, compared to an average of US$66.46 per barrel over the same time period in 2021. WTI is expected to average US$94.50 per barrel in 2022.

Oil production is expected to grow by 1.4 per cent in 2022 and 2.4 per cent in 2023.

Potash prices surged early in 2022, increasing significantly over the previous year. However, prices started to slow in the second half of the year and the trend is anticipated to continue as increased potash supply from Russia and Belarus finds its way to the market. Production is expected to decline by about 1.6 per cent in 2022 compared to the previous year.

Crop production

Saskatchewan had a strong recovery from the severe and widespread drought that hit producers in the spring and summer of 2021. Estimated major crop production of about 36.0 million metric tonnes in 2022 is a 60.7 per cent increase from a low of 22.4 million tonnes produced in drought-stricken 2021.

2022-23 Mid-Year Report  5

GDP

According to the Government of Saskatchewan’s forecast at mid-year, the province’s real GDP is expected to grow by 4.7 per cent in 2022, up from 3.7 per cent at budget. The growth forecast for 2022 is a substantial rebound from a 0.9 per cent decline experienced in 2021, largely due to the widespread drought. Nominal GDP is expected to grow by 17.5 per cent in 2022, compared to the 9.0 per cent projected at budget.

In 2023 real GDP is forecast to grow by 1.4 per cent, compared to 2.5 per cent projected at budget, and nominal GDP is expected to grow by 1.1 per cent in 2023, compared to 3.7 per cent projected at budget. The downward revision in 2023 reflects expectations for slower growth in all major economies in response to inflation, interest rate increases and challenges related to labour and supply chains.

Based on an average of private sector forecasters, Saskatchewan’s real GDP is expected to grow by 5.3 per cent in 2022 and 1.9 per cent in 2023 – the highest growth among the provinces in each year. At budget, private sector forecasters expected Saskatchewan’s real GDP to grow by 4.1 per cent in 2022 and 2.9 per cent in 2023.

PRIVATE SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH*

(Per Cent)

	2022	2023	Release Date
IHS Global Insight	3.7	1.9	Jul-22
Conference Board of Canada	7.6	4.1	Aug-22
TD Bank	4.9	1.6	Sep-22
RBC	6.4	2.0	Sep-22
BMO	6.0	1.0	Nov-22
CIBC	4.3	1.6	Oct-22
Scotiabank	5.2	0.8	Oct-22
National Bank	4.2	1.0	Nov-22
Laurentian Bank	5.5	3	Sep-22

Average of Private Sector Forecasts	5.3	1.9

2022-23 Mid-Year Forecast	4.7	1.4

*	As of November 16, 2022

PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

(Per cent)

	2022	Rank	2023	Rank
British Columbia	2.8	6	0.8	7
Alberta	4.5	2	1.9	2
Saskatchewan	5.3	1	1.9	1
Manitoba	3.7	3	1.2	4
Ontario	3.2	4	0.7	9
Quebec	3.2	4	0.7	8
New Brunswick	1.8	9	0.7	10
Nova Scotia	2.0	8	0.8	6
Prince Edward Island	2.2	7	1.1	5
Newfoundland and Labrador	1.1	10	1.5	3
Canada	3.2	—	0.9	—

*	As of November 16, 2022

2022-23 Mid-Year Report  6

REVENUE UPDATE

At mid-year, revenue is forecast to be $19.5 billion, an increase of $2.4 billion (13.7 per cent) from budget and $336.9 million (1.8 per cent) from the first quarter forecast, with higher revenue forecast across all major categories except net income from Government Business Enterprises (GBEs).

Taxation

Taxation revenue is forecast to increase $1.0 billion from budget.

Individual and Corporate Income Tax are forecast to be up $249.2 million and $651.3 million from budget, respectively, primarily due to stronger-than-expected 2021 assessments, a higher compensation growth forecast and a higher national corporate taxable income forecast. The increase is partially offset by the extension of the temporary small business tax rate reduction for an additional year.

Provincial Sales Tax revenue is expected to increase by $160.0 million, reflecting stronger-than-budgeted economic growth, partially offset by the exemption of gym and fitness memberships from the PST base expansion, as part of the Four-Point Affordability Plan.

Higher-than-budgeted vape product consumption has led to a $7.0 million increase in Other tax revenue. These increases are partially offset by a $20.0 million decrease in Tobacco Tax revenue, mainly due to lower-than-budgeted consumption, and a $2.5 million decrease in Property Tax revenue. Fuel Tax revenue is in line with budget projections.

Non-Renewable Resources

At mid-year, revenue from non-renewable resources is forecast to increase $1.4 billion from budget.

Potash revenue is expected to be $834.4 million higher than budget, primarily due to higher average prices (US$571 per KCI tonne, up US$164 from budget).

Oil and natural gas revenue is forecast to be $317.4 million higher, mainly due to higher West Texas Intermediate (WTI) oil prices, a lower exchange rate and an increase in oil production, partially offset by a wider light-heavy oil price differential.

The Mid-Year Report also includes a forecast increase of $170.0 million in resource surcharge revenue, due to strength in the potash and oil sectors. Other non-renewable resources revenue is $48.8 million higher than budget due to higher-than-expected uranium and gold prices and sales. Crown land sales are forecast to increase by $25.0 million due to higher-than expected April, August and October sales.

Key Assumptions

WTI

WTI is now forecast to average US$91.00 per barrel in 2022-23, up from US$75.75 at budget. WTI averaged US$99.99 through the second quarter of the fiscal year.

A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $16 million change in 2022-23 oil royalties (all else being equal).

Oil Differential and Production

The light-heavy oil differential forecast at mid-year is 17.0 per cent, up from 14.5 per cent at budget. A higher differential results in lower oil revenue for Saskatchewan (all else being equal). Oil production is forecast to be 165.8 million barrels at second quarter, up from 163.7 million barrels at budget.

Exchange Rate

The exchange rate is now forecast to average 77.7 U.S. cents in 2022-23, down from 80.0 U.S. cents at budget. From April through the end of September, the Canadian dollar averaged 77.5 U.S. cents.

A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $66 million change in 2022-23 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue and a higher exchange rate results in lower revenue, as resource exports are priced in U.S. dollars.

2022-23 Mid-Year Report  7

RESOURCE ASSUMPTIONS (FISCAL YEAR)

	2021-22	2022-23			Mid-Year change from
	Actuals	Budget	First Quarter	Mid-Year	Budget	First Quarter
WTI Oil Price (US$/barrel)	77.07	75.75	97.50	91.00	15.25	(6.50)
Light-Heavy Differential (% of WTI)	12.7	14.5	11.3	17.0	2.5	5.7
Well-head Oil Price (C$/barrel)	77.54	74.19	100.85	92.27	18.08	(8.58)
Oil Production (million barrels)	162.9	163.7	165.7	165.8	2.1	0.1

Potash Price (US$/KCl tonne)	333	407	625	571	164	(54)
Potash Price (C$/K2O tonne)	683	833	1,276	1,201	368	(75)
Potash Sales (million K2O tonnes)	13.8	13.7	14.5	14.0	0.3	(0.5)
Canadian Dollar (US cents)	79.77	79.98	80.60	77.68	(2.30)	(2.92)

Government Business Enterprise (GBE) Net Income

Net income from GBEs is forecast to be down $481.2 million from budget, primarily reflecting the following changes:

•	$279.8 million decrease in Auto Fund net income, primarily from lower investment income and higher claims expenses;

•	$153.3 million decrease at SaskPower, mainly due to increased fuel and purchased power costs, partially offset by higher electricity sales and higher Alberta export revenue;

•	$68.1 million decrease at Workers’ Compensation Board, primarily due to lower investment income, partially offset by a decrease in the estimate for future benefit liabilities and increased premium revenue; and,

•	$39.2 million decrease in Saskatchewan Government Insurance net income, mainly due to lower investment earnings, higher claims expense, commission and taxes, partially offset by growth in premiums.

Partially offset by;

•	$61.8 million increase at SaskEnergy, mainly reflecting margins on selling excess natural gas supply, increased delivery earnings and customer contributions, partially offset by increased interest expense.

Other Own-Source

Other own-source revenue is forecast to be up $237.1 million from budget, mainly due to increased crop insurance revenue; a land sale at the Global Transportation Hub; higher investment income; increased fee revenue (mainly Treaty Land Entitlement mineral rights and forestry fees) and an increase in transfers from other governments.

Federal Transfers

Transfers from the federal government are forecast to increase $155.3 million from budget, largely due to:

•	$108.0 million for the federal portion of Crop Insurance premiums as a result of an increase in insured acres and higher prices;

•	$61.8 million increase for Saskatchewan’s share of the Canada Health Transfer top-up to reduce the backlogs for surgeries and other medical procedures; and,

•	$11.7 million in one-time funding for public transit and housing.

Partially offset by:

•	$18.8 million decrease in funding for the Accelerated Site Closure Program, consistent with expected activity under the program; and,

•	$17.8 million decrease in Saskatchewan’s share of the Early Learning and Child Care Agreement and the Early Learning and Child Care Workforce Agreement.

2022-23 Mid-Year Report  8

2022-23 SCHEDULE OF REVENUE

(Millions of Dollars)

				Mid-Year Change from
	2022-23 Budget	First Quarter Forecast	Mid-Year Projection	Budget	First Quarter
Taxation
Corporation Income	840.5	1,032.8	1,491.8	651.3	459.0
Fuel	507.9	507.9	507.9	—	—
Individual Income	2,796.9	3,046.1	3,046.1	249.2	—
Property	804.1	804.1	801.6	(2.5)	(2.5)
Provincial Sales	2,444.1	2,539.1	2,604.1	160.0	65.0
Tobacco	198.9	198.9	178.9	(20.0)	(20.0)
Other	500.4	500.4	507.4	7.0	7.0

Total Taxation	8,092.8	8,629.3	9,137.8	1,045.0	508.5

Non-Renewable Resources
Crown Land Sales	19.3	36.1	44.3	25.0	8.2
Oil and Natural Gas	867.5	1,352.1	1,184.9	317.4	(167.2)
Potash	1,451.7	2,584.7	2,286.1	834.4	(298.6)
Resource Surcharge	493.1	663.1	663.1	170.0	—
Other	78.5	131.4	127.3	48.8	(4.1)

Total Non-Renewable Resources	2,910.1	4,767.4	4,305.7	1,395.6	(461.7)

Net Income from Government Business Enterprises
Municipal Financing Corporation	1.1	1.0	0.5	(0.6)	(0.5)
Saskatchewan Auto Fund	(19.0)	(236.0)	(298.8)	(279.8)	(62.8)
Saskatchewan Gaming Corporation	11.7	16.8	17.8	6.1	1.0
Saskatchewan Government Insurance	15.8	(53.2)	(23.4)	(39.2)	29.8
Saskatchewan Liquor and Gaming Authority	444.4	450.0	450.0	5.6	—
Saskatchewan Power Corporation	48.3	(131.8)	(105.0)	(153.3)	26.8
Saskatchewan Telecommunications Holding Corporation	106.5	106.5	100.4	(6.1)	(6.1)
Saskatchewan Water Corporation	7.4	7.1	7.7	0.3	0.6
SaskEnergy Incorporated	64.5	43.3	126.3	61.8	83.0
Saskatchewan Workers’ Compensation Board	13.1	(43.6)	(55.0)	(68.1)	(11.4)
Consolidation Adjustments	48.7	48.8	40.8	(7.9)	(8.0)

Total Net Income from Government Business Enterprises	742.5	208.9	261.3	(481.2)	52.4

Other Own-Source Revenue
Fees	1,225.6	1,251.6	1,264.6	39.0	13.0
Insurance	400.9	400.9	486.0	85.1	85.1
Investment Income	89.7	98.8	134.8	45.1	36.0
Transfers from Other Governments	65.9	71.2	78.8	12.9	7.6
Miscellaneous	410.4	459.6	465.4	55.0	5.8

Total Other Own-Source Revenue	2,192.5	2,282.1	2,429.6	237.1	147.5

Federal Transfers
Canada Health Transfer	1,390.0	1,390.0	1,389.9	(0.1)	(0.1)
Canada Social Transfer	490.1	490.1	490.0	(0.1)	(0.1)
Other	1,339.6	1,404.7	1,495.1	155.5	90.4

Total Federal Transfers	3,219.7	3,284.8	3,375.0	155.3	90.2

Total Revenue	17,157.6	19,172.5	19,509.4	2,351.8	336.9

2022-23 Mid-Year Report  9

EXPENSE UPDATE

At mid-year, expense is forecast to be $18.4 billion, an increase of $795.0 million (4.5 per cent) from budget and $286.8 million (1.6 per cent) from first quarter. The increase is primarily due to the one-time affordability payment to individuals as well as higher expense for Crop Insurance indemnities and AgriStability benefits.

Economic Development is up $475.1 million, mainly due to $450 million for the one-time Saskatchewan Affordability Tax Credit payment and lands sale fees and development costs of $18 million at the Global Transportation Hub Authority.

Agriculture increased $204.3 million, reflecting increases in Saskatchewan Crop Insurance Corporation indemnities of $147 million and $57 million in expected AgriStability benefits for 2021 and 2022.

Protection of Persons and Property is up $61.9 million, primarily due to a $42.7 million increase in expenses at the Saskatchewan Public Safety Agency for exported fire services, wildfire, search and rescue, and flooding costs, support for Ukraine and maintenance and repairs for the aerial fleet. There is also an increase of $19.2 million in the Ministry of Corrections, Policing and Public Safety for the Provincial Disaster Assistance Program due to severe weather, and at correctional facilities for overtime related to high inmate counts, and Royal Canadian Mounted Police costs related to the James Smith Cree Nation tragedy.

Health is forecast to increase $61.4 million, including $41.4 million for utilization pressures in the Saskatchewan Prescription Drug Plan and $20 million for the Saskatchewan Health Authority due to higher-than-budgeted health system expenditures.

Community Development increased $17.6 million, mainly due to a $12.4 million increase for payments to the First Nations Trusts and Community Development Corporations for gaming profits generated during the pandemic. There is also an $11.7 million increase for transit and housing supports, not incorporated in the budget (with an offsetting increase in federal revenue that was reflected in the first quarter forecast).

Financing Charges are up $200,000 primarily due to higher interest rates, offset by reduced borrowing costs from paying down debt.

Environment and Natural Resources is down $14.1 million, mainly due to changes in timing of uptake between fiscal years for the Accelerated Site Closure Program.

General Government costs decreased by $7.2 million, reflecting lower actuarial losses on pensions and changes in interest rates.

Education is down $4.1 million primarily due to a combination of lower pension costs, vacancy management and child care program underutilization, that are partially offset by increases to the boards of education for costs including maintenance, fuel, insurance and student enrolment pressures.

Social Services and Assistance and Transportation remain unchanged from budget.

PUBLIC DEBT UPDATE

At mid-year, Public debt is forecast to be $27.9 billion at March 31, 2023, which is $2.1 billion lower than budgeted.

This improvement is primarily due to a $2.2 billion decrease in General Revenue Fund (GRF) operating debt as a result of the significant improvements in the 2022-23 fiscal outlook. The return to surplus means $850.0 million of new operating borrowing, included at budget, is no longer necessary.

The strong fiscal picture and improved bottom line now forecast for 2022-23 also allows for retirement of up to $1 billion in existing debt, and it allows for the internal financing of $350.0 million of SaskPower’s borrowing requirements, reducing overall public debt.

There is a $131.0 million decrease in borrowing for the Saskatchewan Capital Plan, as some ministry and agency capital can be funded with cash from the surplus rather than issuing new debt.

Decreases are partially offset by GBE debt which is forecast to be $261.1 million higher than budgeted. This is largely due to $226.9 million in increased debt at SaskPower, primarily due to increased fuel costs driven by higher natural gas prices and decreased availability of low-cost hydroelectric generation. SaskTel’s debt is forecast to be $56.4 million higher, primarily due to higher-than-anticipated capital spending last fiscal year, which resulted

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in a higher-than-expected opening 2022-23 debt balance. The Municipal Financing Corporation’s debt is forecast to be $38.3 million higher due to increased loans approved for municipal projects.

These increases in GBE debt are partially offset by a decrease in the debt forecast for SaskWater ($14.1 million), and SaskEnergy ($46.3 million). SaskWater’s debt requirements are reduced by the deferral or delay of various capital projects. SaskEnergy debt reductions are mainly due to a lower-than-anticipated opening debt balance in 2022-23, as capital spending finished the previous year lower than expected.

2022-23 SCHEDULE OF PUBLIC DEBT (as at March 31)

(Millions of Dollars)

	2022-23
		First Quarter	Mid-Year	Mid-Year Change From
	Budget	Forecast	Projection	Budget	First Quarter
Government Service Organization Debt
General Revenue Fund - operating	9,925.0	8,039.2	7,689.2	(2,235.8)	(350.0)
- Saskatchewan Capital Plan[1]	9,269.3	9,138.3	9,138.3	(131.0)	—
Boards of Education	122.5	125.4	125.4	2.9	—
Global Transportation Hub Authority	24.1	20.1	20.1	(4.0)	—
Health Sector Affiliates	8.5	6.7	6.7	(1.8)	—
Saskatchewan Health Authority	53.8	53.8	53.8	—	—
Saskatchewan Opportunities Corporation	46.6	46.7	46.9	0.3	0.2
Water Security Agency	9.2	9.2	9.2	—	—
Other	1.7	1.5	1.5	(0.2)	—

Government Service Organization Debt	19,460.7	17,440.9	17,091.1	(2,369.6)	(349.8)

Government Business Enterprise Debt
Municipal Financing Corporation of Saskatchewan	241.3	279.6	279.6	38.3	—
Saskatchewan Liquor and Gaming Authority	85.0	84.9	84.9	(0.1)	—
Saskatchewan Power Corporation	6,878.7	7,080.6	7,105.6	226.9	25.0
Saskatchewan Telecommunications Holding Corporation	1,460.3	1,532.0	1,516.7	56.4	(15.3)
Saskatchewan Water Corporation	96.1	93.2	82.0	(14.1)	(11.2)
SaskEnergy Incorporated	1,822.4	1,814.3	1,776.1	(46.3)	(38.2)

Government Business Enterprise Debt[2]	10,583.8	10,884.6	10,844.9	261.1	(39.7)

Public Debt[3]	30,044.5	28,325.5	27,936.0	(2,108.5)	(389.5)

Guaranteed Debt	35.1	35.1	35.1	—	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

[3]

In the 2022-23 Summary Financial Statements, general debt will be presented in the Statement of Financial Position on a gross basis, with related sinking funds presented as assets. An exception to this is sinking fund holdings of Saskatchewan debentures, which will be netted against gross debt. As at March 31, 2023, general debt is budgeted to be $19.2 billion, with sinking funds on general debt expected to be $1.5 billion.

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NET DEBT UPDATE

Net debt is an important measure of the province’s financial position, providing a measure of the future revenue required to pay for past services and transactions.

Credit rating agencies and other users of public sector financial information typically consider both public debt and net debt in their assessment of a province’s financial position.

At mid-year, net debt is forecast to be $15.2 billion at the end of 2022-23, an improvement of $2.4 billion from budget. The improvement is primarily due to the improved fiscal outlook for 2022-23, with a return to a strong surplus, and positive adjustments for the 2021-22 fiscal year-end actual results.

Saskatchewan’s net debt as a percentage of GDP is expected to be among the lowest of the provinces. Net debt as a percentage of GDP is now forecast to be 14.6 per cent compared to 19.0 per cent in the 2022-23 Budget.

2022-23 STATEMENT OF CHANGE IN NET DEBT (as at March 31, 2023)

(Millions of Dollars)

	Budget	Mid-Year Forecast	Change from Budget
Surplus (Deficit)	(462.9)	1,093.9	1,556.8
Acquisition of government service organization capital assets	(1,231.8)	(1,111.2)	120.6
Amortization of government service organization capital assets	624.0	549.3	(74.7)

Decrease (Increase) in Net Debt	(1,070.7)	532.0	1,602.7
Net Assets (Debt), beginning of year	(16,279.8)	(15,488.2)	791.6
Adjustment to Net Debt, beginning of year	(189.0)	(214.3)	(25.3)

Net Assets (Debt), end of year	(17,539.5)	(15,170.5)	2,369.0

PROJECTED NET DEBT AS A PER CENT OF GDP

(As at March 31, 2023)

Sources: Net Debt: Jurisdictions most recent data (as of November 8, 2022

GDP: SK: Saskatchewan Ministry of Finance. All other provinces: Conference Board of Canada

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